NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

BJ’s Wholesale Club Holdings, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of May 13, 2026 emails sent by Eri Yamaguchi, Senior Corporate Governance Officer, New York State Common Retirement Fund

Dear BJ’s Wholesale Club Shareholders:

The New York State Common Retirement Fund (Fund) urges BJ’s Wholesale Club Holdings, Inc. (BJ’s or the Company) shareholders to vote FOR Proposal 7 on the Company’s 2026 Proxy. The Proposal requests that the Company assess and disclose risks related to deforestation within its private-label supply chains.

RESOLVED

Shareholders request that BJ’s Wholesale Club Holdings, Inc., (“BJ’s” or “the Company”) conduct an assessment of risks of deforestation associated with its private-label brands within one year and provide a report summarizing the results. The report may, at management’s discretion, be updated annually and include an assessment of forest degradation within the supply chain; feasible, time-bound target setting; third-party monitoring and verification; and assessment of the financial and operational implications of the related risks.

Support “FOR” Proposal 7 Is Warranted

Deforestation is a financially material supply chain risk for food retailers and consumer goods companies, particularly through dependencies on commodities such as beef, palm oil, soy, and pulp/paper used in BJ’s private-label products. Exposure to deforestation risks can drive input cost volatility, supply disruptions, product reformulation costs, and investment in traceability systems, in addition to regulatory and reputational risks.

Private-label products represent approximately 26% of BJ’s sales and BJ’s expects to increase the sales penetration of its private-label items, increasing the Company’s direct exposure to sourcing risks it controls. Without a formal assessment and disclosure, investors cannot evaluate how these risks are identified or mitigated. BJ’s disclosure on supply chain deforestation risk is limited, and the removal of sustainability reporting further reduces transparency.

BJ’s Lags its Peers in Disclosure

Peer retailers and consumer goods companies—including Costco Wholesale Corporation, The Kroger Co., Kraft Heinz, and Unilever—have implemented and disclosed deforestation risk assessments without evidence of operational disruption. BJ’s should level up to its peers’ risk disclosures.

Company Opposition

The Company claims the proposal is costly, disruptive, and unnecessary. However:

•	Peer adoption demonstrates no evidence of material cost or disruption and demonstrates investor interest

•	The proposal is flexible and non-prescriptive

•	Internal management of risk does not substitute for investor disclosure and accountability

Poor Governance Practices

BJ’s failed attempt to exclude this proposal —resulting in litigation and its inclusion on the proxy card —- raises serious concerns regarding the Company’s transparency and responsiveness to investor concerns. The Court compelled BJ’s to include this Proposal in the Company’s proxy materials, affirming the importance of allowing shareholders to vote on such proposals, and underscoring that shareholder voting on material risk issues is fundamental to sound corporate governance.

Conclusion

Deforestation risk is a material financial supply chain issue directly linked to BJ’s private-label growth and long-term performance. Investors currently lack sufficient disclosure to assess how these risks are managed.

A vote FOR Proposal 7 will enhance transparency, strengthen risk oversight, and support sustainable long-term value creation.

For questions, please contact the New York State Common Retirement Fund’s Corporate Governance staff at CorpGov@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.